                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                      Walden Residential Properties, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   931210108
           ---------------------------------------------------------
                                (CUSIP Number)


                                Joseph G. Beard
                                 3300 Commerce
                             Dallas, Texas  75226
                                 (214) 515-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                              September 24, 1999
           ---------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 931210108                     13D/A                 Page 2 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Westdale Properties America I, Ltd.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               WC
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 3 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JGB Ventures I, Ltd.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               NA
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 4 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JGB Holdings, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               NA
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 5 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Westdale 2000 Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               NA
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 6 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trivestment Holdings Limited
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               N/A
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 7 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               657330 Ontario Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               N/A
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 8 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joseph G. Beard
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     PF/OO for shares listed in Items 7 & 9 below; not applicable for shares listed in Items 8 & 10 below
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY           41,900
OWNED BY       -----------------------------------------------------------------
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,408,500
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER

                       41,900
               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,408,500
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,408,500
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.53%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                     13D/A                 Page 9 of 16 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ronald Kimel, indivudually and as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

               N/A
 -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Canadian
--------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           8  SHARED VOTING POWER
REPORTING
PERSON                 1,366,600
WITH           -----------------------------------------------------------------

               9  SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------

               10  SHARED DISPOSITIVE POWER

                       1,366,600
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,366,600
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 931210108                 13D/A                    Page 10 of 16 Pages


     SCHEDULE 13D -- AMENDMENT NO. 4

     The undersigned hereby amend the Schedule 13D filing made on January 4, 1999 and amended on March 2, 1999, May 18, 1999 and August 11, 1999 (as amended, the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as set forth below (terms defined in the Schedule 13D are used with the same meaning except as otherwise defined herein):

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated to read in its entirety as follows:

     Pursuant to a series of transactions ending on April 8, 1999, WPA I Ltd. purchased an aggregate of 1,196,600 shares of Stock for an aggregate of $23,367,044 in cash. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.

     Pursuant to a series of transactions ending on May 10, 1999, Kimel, individually, purchased an aggregate of 6,100 shares of Stock for an aggregate of $140,066 in cash. The shares of Stock were acquired by Kimel for the purpose of investment.

     Pursuant to a series of transactions ending on April 16, 1999, Beard, individually, purchased an aggregate of 40,500 shares of Stock for an aggregate of $753,232 in cash. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.

     On November 13, 1998, Beard, through an Individual Retirement Account, purchased 1,400 shares for $30,244 in cash. The shares of Stock purchased by Beard through his Individual Retirement Account were acquired for the purpose of investment.

     Pursuant to a series of transactions ending on February 18, 1999, Westdale 2000 purchased for an aggregate of $3,129,613 in cash an aggregate of 170,000 shares of Stock. The shares of Stock purchased by Westdale 2000 were acquired for the purpose of investment.

     On September 22, 1999, two of the Reporting Persons transferred certain shares of Stock internally among affiliated entities. Westdale 2000 transferred 170,000 shares of Stock to Westdale Properties America, Inc., a Nevada corporation ("Westdale Properties"), in exchange for 170,000 shares of Series A Preferred Stock of Westdale Properties. In addition, Kimel made a capital contribution of 6,100 shares of Stock to Ontario, which in turn transferred these shares of Stock to Westdale Properties in exchange for 6,100 shares of Series A Preferred Stock of Westdale Properties. Westdale Properties subsequently made a capital contribution of all such 176,100 shares of Stock to WPA I Ltd.

     As discussed above, the securities covered in this statement were originally acquired by the Reporting Persons for the purpose of investment. From time to time in the past, however,

CUSIP NO. 931210108                  13D/A                   Page 11 of 16 Pages

representatives of the Reporting Persons have had discussions with the Issuer, and its representatives regarding their interest in a negotiated transaction with the Issuer in which up to all of the outstanding Stock and operating partnership units of the Issuer could be acquired for cash or newly issued securities of the Issuer and its affiliates. As discussed below, the Reporting Persons expect these discussions to continue, and that a transaction resulting therefrom, if consummated, could result in a change in control of the Issuer. In connection with discussions with the Issuer, the Reporting Persons and their Representatives have also had discussions with one or more third parties regarding the participation by such third parties in a negotiated transaction with the Issuer. Together with one of those third parties, Olympus Real Estate Corporation ("Olympus"), one of Reporting Persons, WPA I Ltd. entered into an arrangement with the Issuer on August 9, 1999 pursuant to which, among other things, the Issuer agreed to negotiate exclusively with WPA I Ltd. and Olympus with regard to a possible transaction involving the Stock and operating partnership units of the Issuer until the first to occur of September 23, 1999 or termination of that arrangement pursuant to its terms.

     On September 24, 1999, an Agreement and Plan of Merger (the "Merger Agreement") was entered into among the Issuer, Oly Hightop Corporation, a Maryland corporation and affiliate of Olympus ("Newco"), and Oly Hightop Parent, L.P., a Delaware limited partnership, affiliate of Olympus and direct parent of Newco ("Parent"), pursuant to which the Issuer will merge (the "Merger") with and into Newco, with Newco being the surviving corporation, upon the terms and conditions set forth in the Merger Agreement. A summary of certain terms of the Merger Agreement is contained in Item 4 of Amendment No. 1 to Schedule 13D filed by Oly LLC (defined below) and other affiliates of Olympus on September 30, 1999 (as amended, the "Olympus 13D"), which description is incorporated herein by reference. In addition, the Merger Agreement is attached to the Issuer's Current Report on Form 8-K dated September 24, 1999, which is incorporated herein by reference.

     Also on September 24, 1999, Westdale Asset Management, Ltd., a Texas limited partnership and affiliate of the Reporting Persons ("Westdale"), entered into a Subscription Agreement (the "Subscription Agreement") with Oly Hightop Holding, L.P., a Delaware limited partnership and affiliate of Olympus ("Oly LP"), and an expense sharing agreement (the "Fee Letter") with Oly Hightop, LLC, a Delaware limited liability company and affiliate of Olympus ("Oly LLC"). A copy of the Subscription Agreement is attached hereto as an exhibit and a copy of the Fee Letter is attached as an exhibit to the Olympus 13D; both documents are incorporated herein by reference. Under the Subscription Agreement, Westdale has agreed to subscribe for limited partnership interests in Parent for $12,000,000. Pursuant to the Fee Letter, Oly LLC and Westdale have agreed to share certain fees and expenses incurred in connection with the proposed Merger. In addition, pursuant to the Fee Letter, Westdale is entitled to receive a $1,000,000 sourcing fee upon the closing of the Merger. Finally, the Fee Letter provides Oly LLC and Westdale currently anticipate that two of the Reporting Persons will be appointed as members of the Management Committee of Parent and that Parent and Westdale will enter into a management agreement if the Merger is consummated. None of the matters described in the preceding sentence is the subject of a binding agreement.

CUSIP NO. 931210108                  13D/A                   Page 12 of 16 Pages

     Notwithstanding the foregoing, none of the Reporting Persons has any agreement, arrangement or understanding with Olympus regarding the voting or disposition of any Stock held of record or beneficially by the Reporting Persons or of any of the Stock held by any third party.

     The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose, or propose to participate in, a merger or other business combination with the Issuer or its affiliates,
(iv) seek control of the Issuer by stock ownership or otherwise, or (v) to take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

CUSIP NO. 931210108                  13D/A                   Page 13 of 16 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to include the following additional information:

     Since the most recent filing on Schedule 13D, certain of the Reporting Persons have effected the following transactions in shares of Stock:

     On September 22, 1999, two of the Reporting Persons transferred certain shares of Stock internally among affiliated entities. Westdale 2000 transferred 170,000 shares of Stock to Westdale Properties in exchange for 170,000 shares of Series A Preferred Stock of Westdale Properties. In addition, Kimel made a capital contribution of 6,100 shares of Stock to Ontario, which in turn transferred these shares of Stock to Westdale Properties in exchange for 6,100 shares of Series A Preferred Stock of Westdale Properties. Westdale Properties subsequently made a capital contribution of all such 176,100 shares of Stock to WPA I Ltd.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated to read in its entirety as follows:

     BancBostonRobertsonStephens has previously advised the Reporting Persons in respect of their investment in securities of the Issuer and was entitled to be compensated if the Reporting Persons enter into certain transactions with the Issuer. As a result of the execution and delivery of an engagement letter between BancBostonRobertsonStephens and Oly LLC dated June 17, 1999, the obligations of the Reporting Persons to BancBostonRobertsonStephens were terminated.

      By virtue of constituent arrangements of the Reporting Persons, Beard and Kimel may be deemed to act jointly and thus deemed to share the power to vote, acquire and dispose of Stock.

     As discussed in item 4 above, Parent, Newco and the Issuer entered into the Merger Agreement on September 24, 1999. Westdale and Oly LP entered into the Subscription Agreement on September 24, 1999. Westdale and Oly LLC entered into the Fee Letter on September 24, 1999.

     To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP NO. 931210108                  13D/A                   Page 14 of 16 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
  No.    Description
  ---    -----------

   10.1 Merger Agreement dated September 24, 1999 among Parent, Newco and Issuer(1)

   10.2  Subscription Agreement dated September 24, 1999 among Westdale and
         Oly LP*

   10.3  Fee Letter dated September 24, 1999 between Westdale and Oly LLC(2)

_____________

*    Filed herewith.

(1) Incorporated by reference to the Issuer's Current Report on Form 8-K dated September 24, 1999.

(2) Incorporated by reference to Oly LLC's Amendment No. 1 to Schedule 13D filed on September 30, 1999.

CUSIP NO. 931210108                  13D/A                   Page 15 of 16 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     DATED:    October 1, 1999

                         WESTDALE PROPERTIES AMERICA I, LTD., a Texas limited partnership

                         By:  JGB Ventures I, Ltd., a Texas limited partnership
                         Its: General Partner

                              By:   JGB Holdings, Inc., a Texas corporation
                              Its:  General Partner

                                    By:  /s/ Joseph G. Beard
                                         ---------------------------------------
                                    Its: President


                         JGB VENTURES I, LTD., a Texas limited partnership

                         By:  JGB Holdings, Inc., a Texas corporation
                         Its: General Partner

                              By:     /s/ Joseph G. Beard
                                     -------------------------------------------
                              Its:   President


                         JGB HOLDINGS, INC., a Texas corporation

                         By:  /s/ Joseph G. Beard
                              --------------------------------------------------
                         Its: President



                         /s/ Joseph G. Beard
                         -------------------------------------------------------
                         Joseph G. Beard



                         */s/ Joseph G. Beard
                         -------------------------------------------------------
                         Ronald Kimel as sole Trustee for the benefit of
                         the issue of Manuel Kimel under the Manuel
                         Kimel Family Trust

CUSIP NO. 931210108                  13D/A                   Page 16 of 16 Pages


                         WESTDALE 2000, INC.


                         By:  * /s/ Joseph G. Beard
                              --------------------------------------------------


                         TRIVESTMENT HOLDINGS LIMITED


                         By:  * /s/ Joseph G. Beard
                              --------------------------------------------------


                         657330 ONTARIO INC.


                         By:  */s/ Joseph G. Beard
                              --------------------------------------------------



                         */s/ Joseph G. Beard
                         -------------------------------------------------------
                         Ronald Kimel


                         * By /s/ Joseph G. Beard, Attorney-in-Fact

                               INDEX TO EXHIBITS


Exhibit
  No.    Description
  ---    -----------

   10.1 Merger Agreement dated September 24, 1999 among Parent, Newco and Issuer(1)

   10.2  Subscription Agreement dated September 24, 1999 among Westdale and
         Oly LP*

   10.3  Fee Letter dated September 24, 1999 between Westdale and Oly LLC(2)

_____________

*    Filed herewith.

(1) Incorporated by reference to the Issuer's Current Report on Form 8-K dated September 24, 1999.

(2) Incorporated by reference to Oly LLC's Amendment No. 1 to Schedule 13D filed on September 30, 1999.